Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merchants and Manufacturers Bank Corporation

Commission File Number: 0-15950

Fields Announcement Email | Brad Butler to All M&M Employees

Date: Monday, November 27, 2023 | ~4:00 pm CT

To: All M&M Employees

From: Brad W. Butler, CEO & Director, M&M Bank

Subject: M&M Important Announcement

Attachments: Core Rationale & FAQs, Talking Points

Dear M&M Employees,

We wanted to share some very important news with our employees who have been such valued and supportive members of our bank family. M&M’s holding company has entered into an agreement with First Busey Corporation, the holding company of Busey Bank, which will result in the merger of our financial institutions.

There will be a lot of information to share over the coming months, but at this time, we wanted to share the following important information:

1.	The transaction is expected to be completed in second quarter 2024, subject to regulatory and shareholder approvals and the satisfaction of other customary closing conditions.
2.	Busey has acquired and integrated banks in many similar transactions, and we expect that the process will be completed in an efficient manner designed to minimize any disruption.
3.	Led by me and Dan Scott, M&M leaders will remain with the bank during the transition period and beyond, working as a team with Busey’s top management to assure a successful transition and incorporation of M&M into the Busey Bank family. In fact, assuming this partnership receives required regulatory and shareholder approvals, Dan will continue to lead the Life Equity Lending® division for the combined organization. We fully intend for our clients to have the same relationship managers moving forward, working closely with our valued partners to maintain and grow relationships.
4.	Additionally, we expect minimal disruption to our employee base. While we cannot make absolute assurances at this time, please know that your M&M leadership team is working closely with Busey’s HR team members to manage normal attrition within the companies and to fill open positions with any impacted associates as efficiently as possible.

An important part of management’s leadership is the vision and planning for the future of our bank to serve the interests of our customers, our employees and the communities we serve. During the last couple of years, the bank holding company has been carefully evaluating the best options for Merchant & Manufacturer’s next decade of operation. It is essential to place our organization in a position to compete effectively in the market, grow the deposit base, increase loans and care for our employees. We also must position the bank to best serve, retain and grow our customer base.

I have great confidence in this partnership with Busey. As one of the oldest Illinois-chartered banks, Busey was founded in 1868 and combines the benefits of a larger size bank—with assets of over $12 billion as of September 30, 2023—with the customer centric “community bank” approach to doing business. We believe the combination with Busey Bank will also enable us to continue expanding the reach of our Life Equity Loan® products by incorporating it into their existing suite of services.

We believe additional benefits to joining the Busey family will become apparent once we combine, including the following:

•	Busey’s size and financial strength will enhance retail customer services in important areas such as mobile banking and online banking, enabling us to offer a greater breadth of financial services and products to our retail customers.
•	As a part of Busey, we will enhance our financial services and product offerings to our commercial accounts, including enhanced Treasury Management capabilities. In addition, we expect our customer lending limit will increase significantly. This will enable our commercial lending officers to target larger commercial accounts than in the past, and a broader number of market categories. This higher lending limit will also help us to retain commercial customers as they grow and require additional credit capacity through borrowing facilities such as revolving lines of credit and term loans.

•	Busey’s robust wealth management department, with $11.5 billion in assets under care, will enable us to offer much sought-after Trust and fiduciary products and services to our loyal customers.
•	Busey’s wholly-owned subsidiary FirsTech, which specializes in the evolving financial technology needs of small and medium-sized businesses, highly regulated enterprise industries and financial institutions, will allow us to offer our business clients industry-leading payment processing products and services.
•	While gaining the benefits of a larger scale bank by joining Busey, we will remain an Illinois-chartered bank with a community banking approach to business. In essence we will offer our customers the best of both worlds: scale and community banking services with local bankers who are empowered to make decisions.

In joining Busey we will become part of one of the most dynamic banks headquartered in the State of Illinois. Busey maintains 34 service centers stretching from Champaign-Urbana north to Chicago’s southern, western and northern suburbs. The bank also maintains 20 service centers in the greater St. Louis area (Missouri and Illinois) and a center in Indianapolis, Indiana. Finally, Busey maintains three centers and a wealth management office in Southwest Florida.

We are confident that we have found a partner that shares our same philosophy of taking care of its employees, offering premier service and support to customers and supporting the communities it serves.

The complete rationale behind our strategic partnership with First Busey, key communication points and a FAQ document are included in the attachment. Please take some time to read this information as it proactively answers some questions you may have upon this announcement. M&M and Busey leaders will be visiting each of our locations tomorrow, November 28 to visit with all M&M employees and answer your questions. We look forward to seeing you then.

As always, we appreciate your support of true community banking—which will remain intact for years to come.

Sincerely,

Brad

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“Busey”) and Merchants and Manufacturers Bank Corporation (“Merchants”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and Merchants’ management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor Merchants undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and Merchants to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and Merchants will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Merchants with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of Merchants’ stockholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli-Palestinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or Merchants’ general business (including changes in response to the recent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or Merchants’ assets (including the impact of the London Interbank Offered Rate phase-out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of Merchants and the performance of Merchants’ life equity loan business; (xviii) unexpected outcomes of existing or new litigation involving Busey or Merchants; (xix) fluctuations in the value of securities held in Busey’s or Merchants’ securities portfolio; (xx) concentrations within Busey’s or Merchants’ loan portfolio, large loans to certain borrowers, and large deposits from certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (xxii) the level of non-performing assets on Busey’s or Merchants’ balance sheets; (xxiii) interruptions involving information technology and communications systems or third-party servicers; (xxiv) breaches or failures of information security controls or cybersecurity-related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Merchants that also constitutes a prospectus of Busey, which will be sent to the stockholders of Merchants. Merchants’ stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, Merchants and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Busey and Merchants can be obtained free of charge from the SEC’s website at www.sec.gov.

These documents also can be obtained free of charge by accessing Busey’ website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4630, or from Merchants, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr., P. O. Box 200, Channahon, Illinois 60410 or by calling (630) 575-9700.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

Busey, Merchants and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.